Exhibit 3

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES 21.2% U3O8 OVER 4.5 METRES

FROM THE GRYPHON ZONE AT WHEELER RIVER

Toronto, ON – June 3, 2014… Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) is pleased to report the receipt of assay results from the 2014 winter drilling at the Gryphon zone on the Wheeler River property in Saskatchewan and outlines the summer exploration plans.

Gryphon Zone

The Gryphon zone of high grade, basement hosted uranium mineralization was discovered at Wheeler River this winter with drill hole WR-556 intersecting 4.0 metres grading 15.3% U3O8. Only one follow-up hole (WR-560) was drilled, and it also intersected high grade uranium returning 21.2% U3O8 over 4.5 metres. WR-560 was drilled 40 metres up-dip of WR-556 on the same section. Down hole gamma probe results for both holes were previously released and assay results have now been received. Figure 1 shows the location of the Gryphon zone, three kilometres northwest of the Phoenix uranium deposit. Figure 2 is a cross section through Gryphon. The table below compares the probe and assay grades at a cut-off grade of 1.0% U3O8.

Gryphon Zone Intersections

	Down Hole Probe				Assay
Hole Number	From	To	Length	% eU3O8[1]	From	To	Length	% U3O8
WR-556	696.1	700.7	4.6	9.7	697.5	701.5	4.0	15.3
WR-560	757.9	762.1	4.2	17.3	759.0	763.5	4.5	21.2

Note:	1. eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe.

2. Cut-off grade is 1.0% U3O8.

Mineralization at the Gryphon zone is approximately 200 metres beneath the sub-Athabasca unconformity and is open in both strike directions and at depth. As WR-560 is a steeply plunging drill hole and the mineralization is interpreted to dip moderately, the true thickness is expected to be approximately 75% of the intersection length.

The Wheeler River property lies between the McArthur River Mine and Key Lake mill complex in the Athabasca Basin in northern Saskatchewan. Denison is the operator and holds a 60% interest in the project. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.

Summer Exploration Plans

Denison expects to complete 21,000 metres of drilling on four properties (three of which will be operated by Denison) during the summer season in the eastern Athabasca Basin. The season is expected to begin in mid-June with drilling on the Wheeler River property. The Denison operated programs are Wheeler River, Crawford Lake (100% Denison) and Bachman Lake (80% Denison, 20% International Enexco). Exploration drilling will also be completed at McClean Lake (22.5% Denison, 70% Areva, 7.5% OURD). McClean Lake is operated by Areva Resources Canada Inc. In addition to the drilling, geophysical surveying will be carried out on five properties.

At Wheeler River, 14,000 metres of drilling is planned in eighteen drill holes, all of which will be in the general area of the Gryphon zone. Most of the drilling will consist of 50 metre step outs along strike and down dip of the new discovery. Some of the holes will also complete drill fences 800 metres along strike to the northeast and southwest of Gryphon.

Drilling at Crawford Lake and Bachman Lake will follow up on alteration zones intersected in 2013 and will also target anomalies generated by winter 2014 geophysical surveys. McClean Lake drilling will target geophysical anomalies near the McClean South uranium deposit.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 14, 2014 filed under the Company’s profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 41 projects and totals approximately 480,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of Uranium Participation Corporation, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689 – 7842
Investor Relations

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 14, 2014 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.